Sub-Item 77I: Terms of New or Amended Securities

Pursuant to the Articles Supplementary for The Hartford Mutual Funds, Inc. (“Company”), effective May 25, 2007, The Board of Directors of the Company allocated additional Class A and Class C shares to existing series of The Hartford Floating Rate Fund.

Pursuant to the Articles Supplementary for The Hartford Mutual Funds, Inc. (“Company”), effective August 15, 2007, The Board of Directors of the Company established a new class of shares Class Y Shares, to The Hartford Strategic Income Fund and allocated additional Class Y shares to existing series of The Hartford Total Return Bond Fund.

Pursuant to the Articles Supplementary for The Hartford Mutual Funds, Inc. (“Company”), effective September 14, 2007, The Board of Directors of the Company allocated additional shares to The Hartford Global Enhanced Dividend Fund, a new series of the Corporation.